Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

MAJOR TRANSACTION IN RELATION TO PURCHASE OF AIRCRAFT

A letter from the Board is set out on pages 3 to 7 of this circular.

An EGM of China Southern Airlines Company Limited (the “Company”) will be held on the date to be further notified by the Company. Whether or not you intend to be present at the EGM or any adjournment thereof, you are requested to complete the form of proxy to be distributed in due course in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting at the EGM or any adjournment thereof if you so wish.

25 August 2022

CONTENTS

DEFINITIONS	1

LETTER FROM THE BOARD	3

APPENDIX I – FINANCIAL INFORMATION OF THE GROUP	I-1

APPENDIX II – GENERAL INFORMATION	II-1

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB1.00 each in the capital of the Company

“Agreement”	the agreement entered into between Airbus S.A.S and the Company on 1 July 2022, pursuant to which the Company agreed to purchase and Airbus S.A.S agreed to sell the Airbus Aircraft

“Airbus Aircraft”	96 A320NEO family aircraft, the subject matter of the Agreement

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“available tone kilometers” or “ATKs”	the tones of capacity available multiplied by the kilometers flown

“Board”	the board of the Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Directors”	the directors of the Company

“EGM”	the first extraordinary general meeting of 2022 of the Company to be convened

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

DEFINITIONS

“H Share(s)”	H Share(s) of RMB1.00 each in the capital of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Latest Practicable Date”	19 August 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Purchase”	the purchase of the Airbus Aircraft under the Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shares”	collectively, A Shares and H Shares

“Shareholders”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

LETTER FROM THE BOARD

Directors:

Executive Directors:

Ma Xu Lun (Chairman)

Han Wen Sheng (Vice Chairman and President)

Independent Non-Executive Directors:

Liu Chang Le

Gu Hui Zhong

Guo Wei

Yan Andrew Y

Supervisors:

Ren Ji Dong (Chairman of the Supervisory Committee)

Lin Xiao Chun

Yang Bin

Registered address:

Unit 301, 3/F, Office Tower

Guanhao Science Park Phase I

12 Yuyan Street, Huangpu District

Guangzhou

PRC 510530

25 August 2022

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION IN RELATION TO PURCHASE OF AIRCRAFT

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 1 July 2022, in relation to the major transaction in relation to purchase of aircraft. The purpose of this circular is, among other things, to provide you with more information in relation to the aforesaid matter, to enable you to make an informed decision on whether to vote for or against the resolution at the EGM.

LETTER FROM THE BOARD

II.	THE AGREEMENT

Date

1 July 2022

Parties

(i)	The Company, as the purchaser. The principal business activity of the Company is that of civil aviation.

(ii)

The Airbus S.A.S, a company incorporated in Toulouse, as the vendor. The principal business activity of Airbus S.A.S is that of aircraft manufacturing. Airbus S.A.S. is a division of the Airbus SE, which is listed on the Paris Stock Exchange, the Frankfurt Stock Exchange and the Spanish stock exchanges in Madrid, Bilbao, Barcelona and Valencia. To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, each of Airbus S.A.S and its ultimate beneficial owners is a third party independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and is not a connected person of the Company.

Aircraft to be purchased

96 A320NEO family aircraft, all being new aircraft.

Consideration

According to the information provided by Airbus S.A.S, the catalogue price of one Airbus A320NEO family aircraft is priced differently in the range of US$105 million (equivalent to RMB702.06 million) and US$136 million (equivalent to RMB909.34 million). The catalogue price of the Airbus Aircraft in aggregate is approximately US$12,248 million (equivalent to RMB81,893.80 million). Such catalogue price includes price for airframe and engine.

The Agreement was negotiated and entered into with customary business and industry practice. The aggregate actual consideration for the Airbus Aircraft, which is determined after an arm’s length negotiation between the parties, is lower than the catalogue price as provided by Airbus S.A.S because of the price concessions granted by Airbus S.A.S in relation to the Airbus Aircraft. The Board (including the independent non-executive Directors) is of the view that there is no material impact of the price concessions obtained in the Purchase on the operating costs of the Group.

In respect of the Purchase, the Agreement contains confidentiality provisions restricting, among other things, disclosure of the consideration of the Purchase. In addition, consistent with the customary practice of the local aviation industry, the consideration for the purchase of the Airbus Aircraft is not customarily disclosed to the public. Disclosure of the actual consideration will result in the loss of the price concessions and hence a significant negative impact on the Group’s cost for the Purchase and will therefore not be in the interest of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for the Airbus Aircraft.

The Board is of the view that the extent of the price concessions granted to the Group in the Purchase is comparable with the price concessions that the Group had obtained in the past. The Company also believes that there is no material difference between the effect of the price concessions obtained in the Purchase and each of the previous purchase from Airbus S.A.S on the Group’s operating costs taken as a whole.

Payment and delivery terms

The aggregate consideration for the Purchase is payable by cash in United States dollars. The Airbus Aircraft will be delivered in stages to the Company during the period commencing from 2024 to 2027, of which 30 aircraft will be delivered to the Company in 2024, 40 aircraft will be delivered to the Company in 2025, 19 aircraft will be delivered to the Company in 2026, and 7 aircraft will be delivered to the Company in 2027. The total consideration will be paid to Airbus S.A.S in instalments according to the respective delivery schedule for each of the relevant Airbus Aircraft from 2024 to 2027.

Source of funding

The Purchase will be funded partly by internal resources of the Group and partly through loans or other finance arrangement by banks or other institutions. Such banks are not and will not be connected persons (as defined in the Listing Rules) of the Company. As of the date hereof, the Company has not entered into any agreement with any of these banks for financing the Purchase. The Company will follow the necessary legal procedures and will make the necessary disclosure in accordance with the Articles of Association and comply with the applicable Listing Rules when the Company enters into any agreement with any institutions for financing the Purchase. In addition, if the Company enter into any agreement for financing the Purchase with any institution which is the connected person of the Company, the Company will further comply with the relevant requirements of the Listing Rules.

When deciding the source of funding, the Company will consider the following factors: (i) the liquidity level and the level of borrowings of the Company at the time of the purchase, given the substantial purchase cost of the Airbus Aircraft; and (ii) it is the customary practice of the aviation industry to finance the aircraft purchase through a mixture of internal resources and loans and other finance arrangement such as operating lease and finance lease.

Conditions precedent

The Purchase is subject to the following:

(i)	the approval of the relevant government authorities in the PRC; and

(ii)	the Shareholders’ approval,

LETTER FROM THE BOARD

pursuant to the Listing Rules, the Articles of Association and the relevant rules and regulations of the Shanghai Stock Exchange.

Reasons for the purchase

The Directors (including the independent non-executive Directors) consider that the Purchase is consistent with the fleet development strategy of the Group under the 14th Five-Year Plan. In May 2022, the International Air Transport Association (IATA) stated that the overall global passenger traffic rebounded faster than expected, and the passenger traffic of the civil aviation industry is expected to return to pre-pandemic level in 2023. 2023-2025 is expected to be the growth period and release period of domestic civil aviation transportation. In order to seize new opportunities in the domestic market, the Company needs to maintain a certain aircraft fleet size advantage and growth rate, and reserves capacity for market recovery in advance.

The Company also considers that the current stage is a favorable time to buy aircraft on better terms. When the market is sluggish, there is an opportunity to obtain preferential terms for purchase of aircraft, which is beneficial to the Company for locking up a relatively low airframe costs in the long-term and reserving capacity. Once the market situation recovers, aircraft price is expected to rise and the aircraft availability is expected to be in short supply.

The Airbus Aircraft will increase the ATKs of the Group by 13% approximately, without taking into account the adjustment according to market conditions and age of the aircraft fleet.

The Directors (including the independent non-executive Directors) consider that the Purchase is in the ordinary and usual course of business of the Group, the terms of the Agreement are fair and reasonable, are on normal commercial terms and in the interests of the Company and its Shareholders as a whole.

Implication under the listing rules

As the relevant percentage ratio for the Purchase with regards to the consideration test under Rule 14.07 of the Listing Rules is above 25% and less than 100%, the Purchase will constitute a major transaction, therefore is also subject to the reporting, announcement and shareholders’ approval requirements under the Listing Rules.

The Purchase is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The EGM will be convened for the purposes of, among other matters, considering and, if thought fit, approving the Agreement and the transactions contemplated thereunder.

To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiries, as at the Latest Practicable Date, none of the Shareholders has any material interest in the Purchase, and therefore no Shareholder is required to abstain from voting on the relevant resolution for approving the Purchase at the EGM.

LETTER FROM THE BOARD

III.	EGM

The EGM will be held on the date to be further notified by the Company to consider and, if thought fit, approve (among others) the major transaction in relation to purchase of aircraft.

Whether or not you intend to be present at the EGM or any adjournment thereof, you are requested to complete the form of proxy to be distributed in due course in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (for holders of A Shares), by no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the EGM or any adjournment thereof if you so wish.

Pursuant to Rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

IV.	RECOMMENDATION OF THE BOARD

The Directors consider that the major transaction in relation to the purchase of aircraft is in the interests of the Group and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders to vote in favour of the abovementioned resolutions to be proposed at the EGM.

V.	ADDITIONAL INFORMATION

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By Order of the Board
Ma Xu Lun
Chairman

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	FINANCIAL INFORMATION OF THE GROUP

Financial information of the Group for each of the three years ended 31 December 2021, 2020 and 2019 are disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com):

•	annual report of the Company for the year ended 31 December 2021 published on 25 April 2022 (pages 160-282);

https://www1.hkexnews.hk/listedco/listconews/sehk/2022/0425/2022042501459.pdf

•	annual report of the Company for the year ended 31 December 2020 published on 26 April 2021 (pages 136-254); and

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0426/2021042601167.pdf

•	annual report of the Company for the year ended 31 December 2019 published on 24 April 2020 (pages 130-246).

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0424/2020042401271.pdf

2.	INDEBTEDNESS

At the close of business on 30 June 2022, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the total indebtedness of the Group was as follows:

RMB (Million)
Bank loans and other loans	60,077

Corporate bond	2,541
Medium-term notes	22,191
Ultra-short-term financing bills	18,658
Convertible bonds (excluding the derivative component)	5,130

Lease liabilities	96,602
Guarantees provided
Personal bank loans for pilot trainees	163

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As at 30 June 2022, all the bank loans and other loans, corporate bonds, medium-term notes, ultra-short-term financing bills and convertible bonds (excluding the derivative component) of the Group disclosed above are unsecured and unguaranteed.

Save as aforesaid or as otherwise mentioned herein and apart from intra-group liabilities, the Group did not have any outstanding mortgages, charges, debentures, loan capital, debt securities, bank loans and overdrafts or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at the close of business on 30 June 2022.

The Directors are not aware of any material changes in the indebtedness or contingent liabilities of the Group since 30 June 2022.

3.	EFFECT

The Group’s principal business activity is that of civil aviation. Following the completion of the Purchase, the Group’s passenger volume is expected to increase and operating cost per available seat kilometres is expected to decrease for the following reasons:

(i)

In May 2022, the International Air Transport Association (IATA) stated that the overall global passenger traffic rebounded faster than expected, and the passenger traffic of the civil aviation industry is expected to return to pre-pandemic level in 2023. 2023-2025 is expected to be the growth period and release period of domestic civil aviation transportation. The Purchase is expected to reserve capacity for market recovery in advance and is expected to increase the passenger volume accordingly.

(ii)

The new-generation NEO series can be equipped with more advanced engines which has obvious advantages over the old-generation aircraft in terms of technology level, fuel consumption, payload capacity, endurance capacity, and noise emission. As such, the introduction of Airbus Aircraft is expected to reduce the Company’s operating cost per available seat kilometres.

The Airbus Aircraft will increase the ATKs of the Group by 13% approximately, without taking into account the adjustment to be made by the Company according to market conditions and age of the aircraft fleet. Based on the operational data of the A320NEO family aircraft in 2021, the Company has calculated the annual ATKs expected to be generated by the Airbus Aircraft based on the predicted annual utilization rate of the Airbus Aircraft. The year-on-year ATK growth rate of 13% is reached by comparing the expected annual ATKs of the Airbus Aircraft with the annual ATKs of the entire fleet of the Group in 2021.

The ATK increment rate may change whenever there is adjustment to the route network of the Group that leads to the change in distance per flight hour of the aircraft, or there is change in the annual utilization rate of the aircraft due to change in number of flights in the whole year as a result of market influence. In addition, when the age of the aircraft fleet increases, the annual utilization rate of the aircraft will generally be lowered and the ATKs will thus decrease.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Taking into consideration of the expected increase in the Group’s passenger volume and the decrease in operating cost per available seat kilometres as explained above, the Group’s profitability is expected to be better off. The Group therefore considered that the Purchase is in the best interest of the Group.

As the Purchase will be partly financed through loans or other finance arrangement by banks or other institutions. and partly financed by internal fund, the Purchase may therefore result in an increase in the Company’s debt-to-equity ratio, but as the consideration for the Purchase is payable by instalments, it is not expected to have any substantial impact on the Company’s cash-flow position or its business operations and the Purchase will not add immediate financial burden to the Company. The Purchase is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.	MATERIAL ADVERSE CHANGE

As disclosed in the announcement of the Company dated 15 July 2022, based on preliminary financial information prepared by the finance department of the Company, the Company expects to record a loss in the first half of 2022, and a net loss attributable to shareholders of the Company of approximately RMB10.2 billion to RMB12.1 billion (as compared to a net loss attributable to the shareholders of the Company in the corresponding period in 2021 of approximately RMB4.688 billion). The net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company in the first half of 2022 is estimated to be approximately RMB10.3 billion to RMB12.5 billion (as compared to the net loss after deducting the non-recurring profit or loss attributable to shareholders of the Company in the corresponding period in 2021 of RMB4.8 billion).

Save as disclosed above, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2021 (being the date to which the latest published audited financial statements of the Company were made up).

5.	WORKING CAPITAL

Taking into overall account of the present internal resources, the available banking facilities of the Group, as well as the effect of the major transaction in relation to the purchase of aircraft, the Board after due and careful enquiry, is of the opinion that the working capital of the Group is sufficient for the Group’s requirement for at least 12 months from the date of this circular.

6.	FINANCIAL AND TRADING PROSPECT OF THE GROUP

Looking forward to 2022, the trend of the global pandemic still has relatively highly uncertainty, and measures for pandemic prevention and control of different countries differentiated gradually. The prospects for economic recovery in both developed countries and developing countries are uncertain. According to the forecast by Global Economic Outlook of the World Bank, the global economy will grow by 2.9% in 2022, of which 2.6% in advanced economies and 3.4% in emerging market and developing economies.

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

China’s economic development encounters three pressures, namely demand reduction, supply disruption and anticipation weakening. In 2022, China will insist on the overall basis of prioritising stability and pursuing improvement in stability, accelerating the building of new development pattern, comprehensively deepen reform and opening up, adhere to innovation-driven development to drive high quality development, and keep taking supply-side structural reform as its main task, to coordinate pandemic prevention and control and economic and social development.

Facing the complicated and changeable environment both domestically and abroad, the Group will proactively participate in the construction of a strong country in the new era and support China’s civil aviation in building a strong country of civil aviation. Besides, the Group will coordinate pandemic prevention and control and management response, stick to high quality development and spare no efforts to build the Group into a world-class air transport enterprise with global competitiveness.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective close associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons (other than the Directors, chief executive or Supervisors of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX II	GENERAL INFORMATION

Name of shareholder	Capacity	Type of Share	Number of Shares held	% of the total issued A Shares	% of the total issued H Shares	% of the total issued share capital of the Company
CSAH (Note 1)	Beneficial owner	A Share	9,404,468,936 (L)	74.21%	—	54.31%
	Interest in controlled corporation	H Share	2,648,836,036 (L)	—	57.04%	15.30%
		Total	12,053,304,972 (L)	—	—	69.60%
Nan Lung (Note 1)	Beneficial owner	H Share	2,648,836,036 (L)	—	57.04%	15.30%
American Airlines Group Inc. (Note 4)	Interest in controlled corporation	H Share	270,606,272 (L)	—	5.83%	1.56%

Notes:

1.

As at the Latest Practicable Date, CSAH was directly interested in 9,404,468,936 A Shares of the Company, which included 803,571,428 A Shares subscribed under the A Shares Subscription Agreement. As at the Latest Practicable Date, those A Shares have not been issued.

2.

As at the Latest Practicable Date, CSAH was indirectly interested in 2,648,836,036 H Shares of the Company through its controlled corporations Nan Lung and Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.

3.

As at the Latest Practicable Date, Nan Lung was interested in 2,648,836,036 H Shares of the Company, which included the indirect interests in the 31,150,000 H Shares held through Perfect Lines (Hong Kong) Limited, its wholly-owned subsidiary, and the direct interests in the 2,617,686,036 H Shares.

4.	American Airlines Group Inc. was deemed to be interested in 270,606,272 H Shares by virtue of its 100% control over American Airlines.

5.

The percentage was calculated according to the relevant total issued A Shares of 12,673,319,127 A Shares, total issued H Shares of 4,643,997,308 H Shares and the total issued Shares of 17,317,316,435 Shares of the Company as at the Latest Practicable Date.

6.	As at the Latest Practicable Date, the Directors of the Company, Mr. Han Wen Sheng was also senior management of CSAH.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executives and Supervisors of the Company, no other person (other than the Directors, chief executives or Supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

APPENDIX II	GENERAL INFORMATION

4.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

5.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)

None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2021, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)

None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

6.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

7.	MISCELLANEOUS

(a)	The company secretary of the Company is Mr. Xie Bing.

Mr. Xie Bing, male, born in September 1973, 48, graduated from Nanjing University of Aeronautics and Astronautics, majoring in Civil Aviation Management. He subsequently received a master’s degree of business administration from the Management School of Jinan University, a master’s degree of business administration (international banking and finance) from the University of Birmingham, Britain and a MBA, an Executive Master of Business Administration (EMBA) degree from Tsinghua University, respectively. Mr. Xie is a Senior Economist. Mr. Xie has the qualification for the Secretary to the Board of companies listed on the Shanghai Stock Exchange and also has the qualification for Company Secretary of companies listed on the Stock Exchange. Mr. Xie is a fellow member and FCS of The Hong Kong Chartered Governance Institute and a member of the Chinese Communist Party. Mr. Xie began his career in July 1995. He successively served as the Assistant of the Secretary to the Board of the Company, and the Executive Secretary of the General Office of CSAH. Mr. Xie has been the Secretary to the Board and Deputy Director of the Company Secretary Office from November 2007. From December 2009, Mr. Xie has been the Secretary to the Board and Director of the Company Secretary Office of the Company. From April 2017, he has been the Secretary to the Board of the Company, Director of the Company Secretary Office of the Company. For now, he also acts as Chairman of China Southern Airlines Group Capital Holding Limited (中國南航集團資本控股有限公司) and Chairman of CSA International Finance Leasing Co., Ltd., Deputy President of Central Enterprises Overseas Students Sodality (中央企業留學人員聯誼會), a Council Member of The Hong Kong Charted Governance Institute, Deputy Director of Secretary Committee of China Association for Public Companies, a committee member of the board secretaries committee for The Listed Companies Association of Guangdong and Vice President’s representative of China Group Companies Association.

APPENDIX II	GENERAL INFORMATION

(b)

The registered address of the Company is at Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

8.	MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contract entered into in the ordinary course of business) within the two years immediately preceding the date of this circular:

(a)

On 25 November 2020, the Company, Southern Airlines General Aviation Co., Ltd. (the “SAGA”), China Southern Power Grid Industry Investment Group Co., Ltd. (the “CSP Investment Group”), Guoxin Shuangbai No. 1 (Hangzhou) Equity Investment Partnership (Limited Partnership) (the “Shuangbai No. 1”), China Southern Airlines Group Capital Holding Limited (the “Southern Airlines Capital”) and Zhuhai General Aviation Investment Partnership (Limited Partnership) (the “ZGA”) entered into the capital increase and equity transfer agreement, pursuant to which the registered capital of SAGA will be increased from RMB1 billion to RMB1.34228 billion through the capital contribution to be made by CSP Investment Group, Shuangbai No. 1, Southern Airlines Capital and ZGA and the Company agreed to transfer part of its equity interests in SAGA to CSP Investment Group, Shuangbai No. 1 and Southern Airlines Capital.

(b)

On 21 December 2020, the Company, Xiamen C& D Corporation Limited (the “Xiamen C&D”) and Fujian Province Investment and Development Group Co., Ltd. (the “Fujian Investment”) agreed to make the capital contribution, pursuant to which the registered capital of Xiamen Airlines Co., Ltd (the “Xiamen Airlines”) will be increased from RMB10 billion to RMB14 billion through the capital contribution to be made by the Company, Xiamen C& D and Fujian Investment. Among which, the Company, Xiamen C& D and Fujian Investment contributed the amount of RMB2.2 billion, RMB1.36 billion and RMB440 million, respectively.

APPENDIX II	GENERAL INFORMATION

(c)

On 21 December 2020, the Company, China Southern Airlines Cargo Logistics (Guangzhou) Company Limited (the “CSA Logistics”), Shanghai Yinnan Enterprise Management Partnership (Limited Partnership) (the “Shanghai Yinnan”), Taicang Zhongding Yuanxiang Equity Investment Partnership (Limited Partnership) (the “Taicang Zhongding”), Shuangbai No. 1, Zhuhai Junlian Yige Equity Investment Enterprise (Limited Partnership) (the “Junlian Yige”), Zhongjin Qichen (Suzhou) Emerging Industry Equity Investment Fund Partnership (Limited Partnership) (the “Zhongjin Qichen”), Zhongjin Pucheng Investment Co., Ltd. (the “Zhongjin Pucheng”), Sinotrans Limited (the “Sinotrans”) and Zhuhai Yuanqi Enterprise Management Partnership (Limited Partnership) (the “Zhuhai Yuanqi”) entered into the capital increase agreement, pursuant to which the registered capital of CSA Logistics will be increased from RMB1 billion to RMB1.81818182 billion through the capital contribution to be made by Shanghai Yinnan, Taicang Zhongding, Shuangbai No. 1, Junlian Yige, Zhongjin Qichen, Zhongjin Pucheng, Sinotrans and Zhuhai Yuanqi. Among which, Shanghai Yinnan, Taicang Zhongding and Shuangbai No.1 contributed the amount of RMB745.4545462 million, respectively, Junlian Yige contributed the amount of RMB372.7272731 million, Zhongjin Qichen contributed the amount of RMB141.6363655 million, Zhongjin Pucheng contributed the amount of RMB44.7272731 million, Sinotrans contributed the amount of RMB223.6363655 million, and Zhuhai Yuanqi contributed the amount of RMB335.4545462 million.

(d)

On 29 October 2021, CSAH entered into the A Shares subscription agreement with the Company, pursuant to which, the Company will issue and CSAH shall subscribe in cash for 803,571,428 new A Shares at the A Share subscription price, which is not more than 20% of the number of issued A Shares as at the date of the 2020 annual general meeting of the Company on which the general mandate was approved, raising gross proceeds of not more than RMB4,500 million (including RMB4,500 million).

(e)

On 29 October 2021, the Company entered into the H Shares subscription agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company shall issue and Nan Lung shall subscribe in cash for not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share subscription price, representing not more than 20% of the number of issued H Shares as at the date of the 2020 annual general meeting of the Company on which the general mandate was approved, and raising gross proceeds of not more than HK$1,800 million (including HK$1,800 million).

9.	DOCUMENT ON DISPLAY

A copy of the Agreement will be available on the websites of the Stock Exchange (http:// www.hkexnews.hk) and the Company (http://www.csair.com) before the EGM and for a reasonable period of time (not less than 14 days). The Company has applied for, and the Stock Exchange will grant, a waiver from strict compliance with Rule 14.66(10) and Appendix 1B paragraph 43(2)(c) to the Listing Rules from the Stock Exchange, so that only the redacted version of the Agreement will be published on the websites of the Stock Exchange and the Company.